| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION<br>FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE<br>OR EXEMPTION FROM REGISTRATION PURSUANT TO<br>SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>02/09/17 | OFFICIAL<br>USE<br>ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1. State the name of the applicant: Bats BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000                              (913) 815-7119
(Telephone)                                (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson          General Counsel, Bats BZX Exchange, Inc.    (212) 378-8523
(Name)                (Title)                    (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant:  __X__ Corporation  _____ Sole Partnership  _____ Partnership
_____ Limited Liability Company  _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:  ____02/09/17____
(MM/DD/YY)

By: ____(Signature)____

Subscribed and sworn before me this 9th day of February, 2017 by Bianca Stodden (Notary Public)

My Commission expires 08/04/19  County of Johnson  State of Kansas

Bats BZX Exchange, Inc.
(Name of Applicant)
Anders Franzon, SVP, Associate General Counsel
(Printed Name and Title)

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**



## Exhibit C

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:** Please see below responses for the following entities:

**A.** **Bats Global Markets, Inc.**

1. *Name:* Bats Global Markets, Inc.
   *Address:* 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:*
   Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation:* Bats Global Markets, Inc. owns 100% of the outstanding common stock of Bats Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* Bats Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See attached.

8. *Copy of existing by-laws:* See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   Current Directors
   - Joe Ratterman
   - Chris Concannon
   - Michael Richter
   - Alan Freudenstein
   - John McCarthy
   - Robert Jones
   - Chris Mitchell
   - Jamil Nazarali
   - Frank Reardon

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Tony Barchetto (Executive Vice President, Head of Corporate Development)

- Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee
- Rob Jones
- Chris Mitchell
- Frank Reardon

Audit Committee
- Michael Richter
- Alan Freudenstein
- Robert Jones

Nominating and Corporate Governance Committee
- John McCarthy
- Alan Freudenstein
- Michael Richter

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**B.**     <u>**Bats Global Markets Holdings, Inc.**</u>

1.     *Name*: Bats Global Markets Holdings, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on June 29, 2007.

4.     *Brief description of nature and extent of affiliation*: Bats Global Markets
   Holdings, Inc. is the Exchange's 100% owner.

5.     *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
   an intermediate holding company.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: See attached.

8.     *Copy of existing by-laws*: See attached.

9.     *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Concannon

   <u>Current Officers</u>
   - Chris Concannon (President, CEO)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10.     *Indication of whether such business or organization ceased to be associated with
   the applicant during previous year*: Not applicable.

## C.    Direct Edge LLC

1.    *Name:* Direct Edge LLC (f/k/a Direct Edge, Inc.)
      *Address:* 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.    *Form of organization:* Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.    *Brief description of nature and extent of affiliation:* Bats Global Markets, Inc. owns 100% of the membership interests of Direct Edge LLC.

5.    *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6.    *Copy of constitution:* Not applicable.

7.    *Copy of articles of incorporation or association and amendments:* See attached.

8.    *Copy of existing by-laws or corresponding rules or instruments:* See attached.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

      Current Directors
      •    None

      Current Officers
      •    Chris Concannon (President, CEO)
      •    Eric Swanson (Secretary)
      •    Brian N. Schell (Chief Financial Officer)
      •    Chris Isaacson (Chief Information Officer)
      •    Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

**D.    Bats BYX Exchange, Inc.**

1.    *Name*: Bats BYX Exchange, Inc.
      *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on July 31, 2009.

4.    *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.    *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a
      registered national securities exchange pursuant to Section 6 of the Act.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: See attached.

8.    *Copy of existing by-laws*: See attached.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Chris Concannon
      • Chris Isaacson
      • David Roscoe
      • Sandy Kemper
      • Scott Wagner
      • Jill Sommers
      • Matt Billings
      • Joseph Mecane

      Current Officers
      • Chris Concannon (President, CEO)
      • Chris Isaacson (Executive Vice President, Global Chief Information
        Officer)
      • Bryan Harkins (Executive Vice President, Head of U.S. Markets)
      • Tami Schademann (Executive Vice President, Chief Regulatory Officer)
      • Eric Swanson (Executive Vice President, General Counsel, Secretary)
      • Brian N. Schell (Executive Vice President, Chief Financial Officer,
        Treasurer)
      • Charles Randy Williams (Senior Vice President, Global Investor Relations
        & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### E.  Bats EDGA Exchange, Inc.

1. *Name*: Bats EDGA Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

**F.** **Bats EDGX Exchange, Inc.**

1.  *Name*: Bats EDGX Exchange, Inc.
    *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.  *Form of organization*: Corporation.

3.  *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.  *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5.  *Brief description of business or functions*: Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: See attached.

8.  *Copy of existing by-laws*: See attached.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Chris Concannon
    - Chris Isaacson
    - David Roscoe
    - Sandy Kemper
    - Scott Wagner
    - Jill Sommers
    - Matt Billings
    - Joseph Mecane

    Current Officers
    - Chris Concannon (President, CEO)
    - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
    - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
    - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
    - Eric Swanson (Executive Vice President, General Counsel, Secretary)
    - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
    - Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

### G.    Bats Trading, Inc.

1.    *Name*: Bats Trading, Inc.
*Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
Incorporated in Delaware under Section 101 of the General Corporation Law of
the State of Delaware on June 16, 2005.

4.    *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-
owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
100% owner.

5.    *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer
registered as such with the Securities and Exchange Commission and a member of
the Financial Industry Regulatory Authority and other self-regulatory
organizations. Bats Trading, Inc. provides routing of orders from the Exchange
Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX
Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
automated trading systems, electronic communication networks or other broker-
dealers.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: See attached.

8.    *Copy of existing by-laws*: See attached.

9.    *Name and title of present officers, governors, members of standing committees
and persons performing similar functions*:

Current Directors
•    Chris Isaacson
•    Tami Schademann
•    Chris Concannon
•    Brian N. Schell

Current Officers
•    Troy Yeazal (President)
•    Greg Steinberg (Secretary)
•    Bryan Upp (Chief Compliance Officer)
•    Derick Shupe (FINOP, Treasurer)

10.    *Indication of whether such business or organization ceased to be associated with
the applicant during previous year*: Not applicable.

## H. Omicron Acquisition Corp.

1. *Name:* Omicron Acquisition Corp.
   *Address:* 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation:* Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions:*  Omicron Acquisition Corp. is an intermediate holding company of Bats Worldwide Holdings Limited.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:*  See attached.

8. *Copy of existing by-laws:*  See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   Current Directors
   • Chris Concannon
   • Mark Hemsley

   Current Officers
   • Mark Hemsley (President and Treasurer)
   • Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

**I.** **Bats Hotspot Holdings LLC**

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC, Bats Hotspot Services LLC, Bats Hotspot SEF LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - Bryan Harkins (EVP, Head of Equities and Global FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head Of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## J.    **Bats Hotspot LLC**

1.    *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
*Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4.    *Brief description of nature and extent of affiliation:* Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.    *Brief description of business or functions:* Bats Hotspot LLC operates an institutional spot foreign exchange market.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: See attached.

8.    *Copy of existing by-laws*: See attached.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Chris Concannon (President)
- Bryan Harkins (EVP, Head of Equities and Global FX))
- Brian N. Schell (Treasurer)
- Eric Swanson (Secretary)
- Barry Calder (Head Of Liquidity & Client Services)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### K.   Bats Hotspot Services LLC

1.   *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
     *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: See attached.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     • None

     Current Officers
     • Chris Concannon (President)
     • Bryan Harkins (EVP, Head of Equities and Global FX)
     • Brian N. Schell (Treasurer)
     • Eric Swanson (Secretary)
     • Barry Calder (Head of Liquidity & Client Securities)

10.  Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

**L.**     **Bats International Holdings Limited**

1.     *Name*: Bats International Holdings Limited
       *Address*: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.     *Form of organization*: Private Company Limited by Shares.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales under the Companies Act 1985 on February 5,
       2015.

4.     *Brief description of nature and extent of affiliation*: Bats International Holdings
       Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an
       affiliate of the Exchange.

5.     *Brief description of business or functions*: Bats International Holdings Limited is
       a holding company of Bats Hotspot Europe Limited, Bats Hotspot Asia Pte. Ltd.,
       and IndexPubs S.A.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: See attached.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       <u>Current Directors</u>
       •     Mark Hemsley
       •     Chris Concannon

       <u>Current Officers</u>
       •     Antonio Amelia (Secretary)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

## M.    Bats Hotspot Europe Limited

1.    *Name*: Bats Hotspot Europe Limited
      *Address*: 10 Lower Thames Street, 6[th] Floor, London, UK EC3R 6AF

2.    *Form of organization*: Private Company Limited by Shares.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4.    *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.    *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: See attached.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      •    Mark Hemsley
      •    Chris Concannon

      Current Officers
      •    Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### N. <u>Bats Hotspot Asia Pte. Ltd.</u>

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   *Address*: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   * Chris Concannon
   * Ng Lip Chih

   Current Officers
   * Chris Concannon (President)
   * Chew Pei Tsing (Secretary)
   * Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## O. **Bats Trading Limited**

1. *Name*: Bats Trading Limited
   *Address*: 10 Lower Thames Street, 6<sup>th</sup> Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   • Mark Hemsley
   • Adam Eades
   • John Woodman
   • Richard Balarkas
   • Rebecca Fuller
   • Julian Corner
   • Kristian West
   • Ted Hood

   Current Officers
   • Mark Hemsley (CEO)
   • Antonio Amelia (Secretary)
   • Jill Griebenow (CFO)
   • Adam Eades (Chief Legal and Regulatory Officer)
   • Jerry Avenell (Co-Head Sales)
   • Alex Dalley (Co-Head Sales)
   • Guy Simpkin (Head of Business Development)
   • David Howson (COO)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Ted Hood
- Rebecca Fuller
- Richard Balarkas

<u>Remuneration Committee</u>
- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**P.**    <u>**Chi-X Europe Limited**</u>

1.    *Name:* Chi-X Europe Limited
   *Address:* 10 Lower Thames Street, 6<sup>th</sup> Floor, London, UK EC3R 6AF

2.    *Form of organization:* Private Company Limited by Shares.

3.    *Name of state, statute under which organized and date of incorporation:*
   Incorporated in England and Wales. It changed its name to Chi-X Europe
   Limited on July 2, 2007.

4.    *Brief description of nature and extent of affiliation:* Chi-X Europe Limited is
   wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned
   by Bats Global Markets, Inc.

5.    *Brief description of business or functions:* Chi-X Europe Limited is authorised in
   the United Kingdom under the Financial Services and Markets Act 2000
   ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it
   was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the
   smart order router that is needed for the routing strategies deployed by Bats
   Trading Limited

6.    *Copy of constitution:* Not applicable.

7.    *Copy of articles of incorporation or association and amendments:* See attached.

8.    *Copy of existing by-laws:* Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions:*

   <u>Current Directors</u>
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   <u>Current Officers</u>
   - John Woodman (Chairman)
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10.    *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year:* Not applicable.

## Q.    Bats ETF.com, Inc.

1.   *Name*: Bats ETF.com, Inc.
     *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Delaware under Section 101 of the General Corporation Law of
     the State of Delaware on March 28, 2016.

4.   *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-
     owned by BATS Global Markets Holdings, Inc., which is also the Exchange's
     100% owner.

5.   *Brief description of business or functions*:  Bats ETF.com, Inc. is a media
     company providing ETF data, news and analysis.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  See attached.

8.   *Copy of existing by-laws*:  See attached.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Chris Concannon

     Current Officers
     • Chris Concannon (President)
     • Dave Nadig (CEO)
     • Brian N. Schell (EVP, CFO and Treasurer)
     • Bryan Harkins (EVP, Head of U.S. Markets)
     • Chris Isaacson (EVP, Global CIO)
     • Eric Swanson (EVP, General Counsel and Secretary)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

**R.    INDEXPUBS S.A.**

1.   *Name:* INDEXPUBS S.A.
     *Address:* Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de
     Almagro, 170516 – Quito, Ecuador

2.   *Form of organization:* Corporation (Soceidad Anonima or S.A.)

3.   *Name of state, statute under which organized and date of incorporation:*
     Incorporated in Ecuador on January 15, 2008.

4.   *Brief description of nature and extent of affiliation:* INDEXPUBS S.A. is owned
     0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited
     which is wholly-owned by Bats Worldwide Holdings Limited, which is an
     affiliate of the Exchange.

5.   *Brief description of business or functions:* INDEXPUBS S.A. is a media company
     providing ETF data, news and analysis.

6.   *Copy of constitution:* See attached.

7.   *Copy of articles of incorporation or association and amendments:* See attached.

8.   *Copy of existing by-laws:* See attached.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions:*

     Current Directors

     Current Officers
     •      Dave Nadig (President)
     •      Verónica Rocío Bravo (General Manager)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year:* Not applicable.

## S.    **Bats Hotspot IB LLC**

1.    *Name*: Bats Hotspot IB LLC
      *Address*: 17 State Street, 31$^{st}$ Floor, New York, NY 10004

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4.    *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.    *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6.    *Copy of constitution*: Not applicable

7.    *Copy of articles of incorporation or association and amendments*:  See attached

8.    *Copy of existing by-laws*:  See attached

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Officers

      •    Bryan Harkins (Chief Executive Officer)
      •    Derick Shupe (Chief Accounting Officer)

      Managers
      •    Chris Concannon

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

**T.** **Bats Hotspot SEF LLC**

1. *Name:* Bats Hotspot SEF LLC
   *Address:* 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation:* Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Bats Hotspot SEF LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached

8. *Copy of existing by-laws:* See attached

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   Current Officers

   - Bryan Harkins (Chief Executive Officer)
   - Lisa Shemie (Chief Compliance Officer)

   Managers
   - Chris Concannon (Chairman)
   - Barry Calder
   - Bryan Harkins
   - Brian Schell
   - Eric Swanson
   - Jason Young
   - Jules Putterman
   - Darlene Newman
   - Michael Cinque

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable

**U.** **Bats Worldwide Holdings Limited**

1. *Name*: Bats Worldwide Holdings Limited
   *Address*: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Bats Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Worldwide Holdings Limited is an intermediate holding company of Bats Trading Limited and Bats International Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## V.   BATS FX, Inc.

1.   *Name*: BATS FX, Inc.
     *Address*: 17 State Street, 31$^{st}$ Floor, New York, NY 10004

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4.   *Brief description of nature and extent of affiliation*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

5.   *Brief description of business or functions*: Not applicable.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

## W. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

## X. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

## Y.  **Omicron Holdings Corp.**

1.  *Name:* Omicron Holdings Corp.
    *Address:* 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.  *Form of organization:* Corporation.

3.  *Name of state, statute under which organized and date of incorporation:* Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4.  *Brief description of nature and extent of affiliation:* As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

5.  *Brief description of business or functions:* Not applicable.

6.  *Copy of constitution:* Not applicable.

7.  *Copy of articles of incorporation or association and amendments:* Not applicable.

8.  *Copy of existing by-laws:* Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions:* None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

## Z.     Omicron Intermediate Holdings Corp.

1.     *Name*: Omicron Intermediate Holdings Corp.
       *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on February 7, 2011.

4.     *Brief description of nature and extent of affiliation*: As of December 31, 2015,
       Omicron Intermediate Holdings Corp. ceased to exist.

5.     *Brief description of business or functions*:  Not applicable.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  Not
       applicable.

8.     *Copy of existing by-laws*:  Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:  None.

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: As of December 31, 2015, Omicron
       Intermediate Holdings Corp. ceased to exist.

## AA.  **Bats Hotspot SEF LLC**

1.   *Name:* Bats Hotspot SEF LLC
     *Address:* 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4.   *Brief description of nature and extent of affiliation:* As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5.   *Brief description of business or functions:*  Not applicable

6.   *Copy of constitution:* Not applicable.

7.   *Copy of articles of incorporation or association and amendments:*  Not applicable

8.   *Copy of existing by-laws:*  Not applicable

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*  None

10.  Indication of whether such business or organization ceased to be associated with the applicant during previous year: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

## Exhibit M

### Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

### Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| ABN AMRO Clearing Chicago, LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 175 W Jackson Boulevard Suite 400 Chicago, IL 60604 | 312-604-8643 | Market Maker |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | Member | 12 Broad Street Redbank, NJ 07701 | 732-204-8999 | Proprietary |
| Agency Desk, LLC | 7/1/2009 | NA | NA | NA | Member | 515 Madison Avenue 22nd Floor New York, NY 10022 | 212-935-9835 | Market Maker |
| Akuna Securities, LLC | 9/15/2015 | NA | NA | NA | Member | 36 S. Wabash, Suite 13D Chicago, IL 60603 | 312-994-4640 | Market Maker |
| Albert Fried & Company, LLC | 8/18/2008 | 4/15/2011 | 5/18/2010 | 5/18/2010 | Member | 45 Broadway 24th Floor New York, NY 10006 | 212-422-7282 | Agency |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | Member | 39 Exchange Place Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| Alternet Securities, Inc. | NA | NA | 5/25/2010 | 5/25/2010 | Member | 380 Madison Ave 4th Floor New York, NY 10017 | 212-444-6176 | Agency |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | Member | 1700 Pacific Avenue Suite 1400 Dallas, TX 75201 | 214-765-1170 | Clearing Firm |
| Archipelago Securities, LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 100 South Wacker Drive Suite 1800 Chicago, IL 60606 | 312-442-7046 | Exchange |
| Arxis Securities, LLC | 12/22/2014 | NA | NA | NA | Member | 527 Madison Avenue 18th Floor New York, NY 10022 | 646-565-3302 | Proprietary |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | Sponsored Participant | 440 Ninth Avenue 11th Floor New York, NY 10001 | 212-931-9056 | Proprietary |
| ATM Execution LLC | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | Member | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1554 | Market Maker |
| Auerbach Grayson and Company, LLC | NA | NA | 12/15/2015 | NA | Member | 254 45th Street Suite 16 New York, NY 10036 | 212-453-3553 | Arbitrage/Riskless |
| Barclays Capital, Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 745 7th Avenue New York, NY 10019 | 212-412-2125 | Institutional |
| Bats Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | Member | 8050 Marshall Drive Suite 120 Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of the Bats Exchanges |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | Member | 40 Wall Street 42nd Floor New York, NY 10005 | 212-480-1400 | Agency |
| Bayes Capital, LLC | 1/15/2015 | 1/30/2015 | 1/30/2015 | 1/30/2015 | Member | 54 Jefferson Avenue Westwood, NJ 07675 | 201-660-7188 | Agency |
| Belvedere Trading, LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | NA | Member | 10 South Riverside Plaza #2100 Chicago, IL 60606 | 312-262-3420 | Proprietary |
| Benjamin & Jerold Brokerage I, LLC | 10/1/2009 | NA | NA | NA | Member | 80 Broad Street 5th Floor New York, NY 10005 | 646-201-5024 | Agency |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | Member | One Seaport Plaza 19th Floor New York, NY 10038 | 646-346-7412 | Agency |
| Blaylock Beal Van, LLC | 5/3/2010 | NA | NA | NA | Member | 600 Lexington Avenue 3rd Floor New York, NY 10022 | 212-715-6600 | Agency |
| Bloomberg Tradebook, LLC | 10/23/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | Member | 1633 Broadway 48th Floor New York, NY 10019 | 212-617-1184 | Agency |
| Blue Fire Capital, LLC | 8/18/2008 | 10/8/2010 | 5/25/2010 | 5/27/2010 | Member | 311 South Wacker Drive Suite 2000 Chicago, IL 60606 | 312-242-0504 | Proprietary |
| Bluefin Trading, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | Member | 3 Park Avenue 37th Floor New York, NY 10016 | 914-227-9555 | Agency |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | Member | 3 Times Square New York, NY 10036 | 212-885-4045 | Agency |
| BMT Trading, LLC | 2/1/2010 | NA | NA | NA | Sponsored Participant | 800 Third Avenue New York, NY 10022 | 212-813-0870 | Proprietary |
| BNP Paribas Prime Brokerage, Inc. | 12/3/2012 | 12/3/2012 | NA | NA | Member | 787 7th Avenue New York, NY 10019 | 917-472-4991 | Clearing Firm |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | Member | 787 7th Avenue New York, NY 10019 | 212-841-3676 | Proprietary |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | Member | 101 Barclay Street New York, NY 10286 | 212-815-8393 | Market Maker |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | Member | 600 Montgomery Street 6th Floor San Francisco, CA 94111 | 415-248-2225 | Market Maker |
| C&C Trading, LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | Member | 111 Broadway Suite 808 New York, NY 10006 | 212-433-7589 | Proprietary |
| Canaccord Genuity, Inc. | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | Member | 350 Madison Avenue New York, NY 10017 | 212-389-8156 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | Sponsored Participant | 300 Madison Avenue 5th Floor New York, NY 10017 | 212-856-3877 | Proprietary |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | Member | 110 East 59th Street 4th Floor New York, NY 10022 | 212-829-5226 | Institutional / Agency |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | Member | 1601 Elm Street Suite 3900 Dallas, TX 75201 | 214-978-4767 | Agency |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | Member | 99 Park Avenue Suite 1710 New York, NY 10016 | 212-888-4673 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Chimera Securities, LLC | 6/2/2014 | 6/2/2014 | 6/25/2014 | 6/25/2014 | Member | 225 Park Avenue South 17th Floor New York, NY 10003 | 646-597-6146 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | Member | 425 Lexington Avenue New York, NY 10017 | 212-667-7030 | Proprietary |
| Citadel Securities, LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 131 South Dearborn Street 32nd Floor Chicago, IL 60603 | 312-756-4416 | Market Maker |
| Citi Order Routing and Execution, LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | Member | 11 Ewall Street Mount Pleasant, SC 29464 | 843-789-2166 | Proprietary |
| Citigroup Global Markets, Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | Member | 390-388 Greenwich Street New York, NY 10013 | 212-723-7700 | Full Service |
| CJS Securities, Inc. | 7/15/2009 | 3/15/2011 | NA | NA | Member | 50 Main Street Suite 325 White Plains, NY 10606 | 914-287-7600 | Agency |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | Member | 410 Park Avenue Suite 710 New York, NY 10022 | 212-317-7099 | Public Customer Business |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | Member | 17 State Street 38h Floor New York, NY 10004 | 212-531-8532 | Public Customer Business |
| CLSA Americas, LLC | NA | NA | 5/21/2013 | 5/21/2013 | Member | 1301 Avenue of the Americas New York, NY 10019 | 212-408-5719 | Agency |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | Sponsored Participant | 500 West Monroe Street Suite 2630 Chicago, IL 60661 | 312-320-7897 | Agency |
| CMT Trading, LLC | 3/17/2014 | 3/17/2014 | 3/5/2014 | 3/5/2014 | Member | 500 West Monroe Street Suite 2630 Chicago, IL 60661 | 312-612-6930 | Proprietary |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | Member | 2624 Patriot Boulevard Glenview, IL 60026 | 224-521-2494 | ATS |
| Compass Professional Services, LLC | 6/15/2011 | NA | NA | 10/1/2015 | Member | 111 W. Jackson Boulevard 20th Floor Chicago, IL 60604 | 312-692-5010 | Proprietary |
| ConvergEx Execution Solutions, LLC | 10/15/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 1633 Broadway 48th Floor New York, NY 10019 | 212-468-8466 | Full Service |
| COR Clearing, LLC | 10/15/2009 | NA | NA | NA | Member | 1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102 | 402-384-6164 | Clearing Firm |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | Member | 599 Lexington Avenue 20th Floor New York, NY 10022 | 646-562-1623 | Market Maker |
| Cowen Prime Services, LLC | 3/15/2011 | 3/15/2011 | NA | NA | Member | 1010 Franklin Avenue Suite 303 Garden City, NY 11530 | 212-702-7198 | Agency |
| Credit Suisse Securities (USA), LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 11 Madison Avenue 24th Floor New York, NY 10010 | 212-538-6067 | Full Service |
| Critical Trading, LLC | 7/1/2014 | NA | NA | NA | Member | 120 West 45th Street Suite 120 New York, NY 10036 | 646-918-0529 | Firm Proprietary Trading/Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | Member | 101 Montgomery Street Suite 700 San Francisco, CA 94104 | 415-293-3956 | Market Maker |
| DART Executions, LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 350 North Orleans Street Suite 2N Chicago, IL 60654 | 312-244-5408 | Proprietary |
| Dash Financial, LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | Member | 180 W. Adams Street 6th Floor Chicago, IL 60603 | 312-986-6210 | Market Maker |
| Deutsche Bank Securities, Inc. | 10/15/2008 | 10/11/2010 | 5/21/2010 | 5/21/2010 | Member | 60 Wall Street New York, NY 10005 | 212-250-7635 | Full Service |
| Diffusion Markets, LLC | 3/15/2016 | NA | NA | NA | Member | 1166 Avenue of the Americas New York, NY 10036 | 212-478-0140 | Proprietary / Market Maker |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | Member | 540 West Madison Street Suite 2500 Chicago, IL 60661 | 312-542-3226 | Proprietary / Market Maker |
| E*TRADE Securities, LLC | NA | NA | NA | 6/10/2010 | Member | 1271 Avenue of the Americas 14th Street New York, NY 10020 | 703-236-8656 | Agency |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017 | 213-402-1564 | Market Maker |
| Essex Radez, LLC | 2/17/2009 | 10/1/2010 | 5/10/2010 | 5/14/2010 | Member | 440 South LaSalle Suite 1111 Chicago, IL 60605 | 312-212-1815 | Service Bureau |
| First Clearing, LLC | 8/18/2008 | NA | NA | NA | Member | One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103 | 314-875-4843 | Full Service |
| FIS Brokerage & Securities Services, LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | Member | 2100 Enterprise Avenue Geneva, IL 60134 | 201-356-1488 | Agency |
| Flow Traders US Institutional Trading, LLC | NA | NA | 6/1/2016 | NA | Member | 1140 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5020 | Riskless Principal |
| Flow Traders US, LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | Member | 1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036 | 917-210-5020 | Hedge Fund |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | Member | 440 South LaSalle Suite 3030 Chicago, IL 60605 | 312-986-8232 | Market Maker |
| G2 Trading, LLC | 6/1/2016 | NA | NA | NA | Member | 325 South Sangamon Street Chicago, IL 60607 | 404-697-9915 | Firm Proprietary Trading Options Market Making |
| Gelber Securities, LLC | 5/1/2015 | NA | NA | NA | Member | 350 N. Orleans Street 7th FLOOR Chicago, IL 60654 | 312-408-4354 | Firm Proprietary Trading |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | Member | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 312-435-4167 | Institutional |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Global HFT Management, LLC | 10/1/2010 | NA | NA | NA | Sponsored Participant | 800 Third Avenue New York, NY 10022 | 212-813-0870 | Proprietary |
| Global Liquidity Partners, LLC | 4/21/2011 | 5/15/2012 | NA | NA | Sponsored Participant | 12 Broad Street Suite 201 Redbank, NJ 07701 | 773-459-4665 | Agency |
| Goldman Sachs & Co. | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | Member | 200 West Street New York, NY 10282 | 212-357-4587 | Full Service |
| Goldman Sachs Execution & Clearing, LP | 10/15/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 200 West Street New York, NY 10282 | 212-357-7519 | Full Service |
| Gordon Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | Member | 441 Lexington Avenue 10th Floor New York, NY 10017 | 212-883-1787 | Agency |
| Green Street Trading, LLC | 11/1/2011 | NA | NA | NA | Member | 660 Newport Center Drive Suite 800 Newport Beach, CA 92660 | 214-749-4730 | Agency |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | Member | 440 S. LaSalle Sute 3232 Chicago, IL 60605 | 312-347-8864 | Options Market Maker |
| GSN North America, Inc. | 8/18/2008 | NA | NA | NA | Member | 520 Madison Avenue New York, NY 10022 | 212-659-6292 | Agency |
| GTS Securities, LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | Member | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2837 | Proprietary |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807 Nicosia, Cyprus | 704-248-8221 | Proprietary |
| HAP Trading, LLC | 10/1/2009 | 11/15/2010 | | 6/2/2010 | Member | 33 Whitehall Street 6th Floor New York, NY 10004 | 212-380-5186 | Proprietary |
| Hardcastle Trading USA, LLC | 4/15/2009 | NA | 5/25/2010 | 5/27/2010 | Member | 755 Secaucus Road Suite F-1110 Secaucus, NJ 07094 | 201-305-8817 | Proprietary |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | Sponsored Participant | 141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604 | 312-789-8764 | Proprietary |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | Sponsored Participant | 9 West 57th Street 27th Floor New York, NY 10019 | 212-287-4900 | Proprietary |
| Hilltop Securities, Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | Member | 1201 Elm Street Suite 3500 Dallas, TX 75270 | 214-859-5125 | Clearing Firm |
| HRT Financial, LLC | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | Member | 32 Old Slip 30th Floor New York, NY 10005 | 212-293-1927 | Proprietary |
| HTG Capital Partners, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | Sponsored Participant | 601 South LaSalle Street 2nd Floor Chicago, IL 60605 | 312-327-4112 | Proprietary |
| ICAP Corporates, LLC | NA | NA | 3/28/2013 | NA | Member | Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311 | 212-341-9950 | Agency |
| IEX Services, LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | Member | 7 World Trade Center 30th Floor New York, NY 10007 | 646-568-2337 | ATS |
| IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 233 South Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3320 | Proprietary |
| Imperial Capital, LLC | 10/23/2008 | NA | 5/25/2010 | 5/27/2010 | Member | 2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067 | 310-246-3674 | Market Maker |
| Industrial and Commercial Bank of China Financial Services, LLC | 5/15/2014 | 5/15/2014 | NA | NA | Member | 1633 Broadway New York, NY 10019 | 212-300-8520 | Clearing Services |
| Instinet, LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | Member | 1095 Avenue of the Americas New York, NY 10036 | 212-310-4097 | Agency |
| Interactive Brokers, LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | Member | One Pickwick Plaza 2nd Floor Greenwich, CT 06830 | 203-618-5870 | Full Service |
| International Correspondent Trading, Inc. | 8/18/2008 | NA | NA | NA | Member | 525 Washington Boulevard Suite 2401 Jersey City, NJ 07310 | 201-222-9300 | Agency |
| ISTRA, LLC | 12/15/2011 | 12/15/2011 | NA | NA | Sponsored Participant | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary |
| ITG Derivatives, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | Member | 601 S. LaSalle Street Suite 300 Chicago, IL 60605 | 312-334-8042 | Market Maker |
| ITG, Inc. | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006 | 212-444-6259 | Agency |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | Member | One New York Plaza New York, NY 10004 | 212-651-6060 | Agency / Proprietary |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | NA | Member | One New York Plaza New York, NY 10004 | 2112-651-6020 | Proprietary / Market Maker |
| Jane Street Options, LLC | 1/3/2012 | NA | NA | NA | Sponsored Participant | One New York Plaza New York, NY 10004 | 212-651-6969 | Proprietary |
| Jefferies Execution Services, Inc. | 8/26/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 520 Madison Avenue New York, NY 10022 | 646-805-5415 | Full Service |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | Sponsored Participant | 520 Madison Avenue New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies, LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | Member | 520 Madison Avenue New York, NY 10022 | 212-323-3987 | Full Service |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | Member | 902 Broadway 20th Floor New York, NY 10010 | 212-885-6311 | Agency |
| JP Morgan Clearing Corp. | 10/23/2008 | 9/15/2010 | NA | 10/6/2015 | Member | 383 Madison Avenue New York, NY 10179 | 212-272-6655 | Full Service |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| JP Morgan Securities, LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | Member | 383 Madison Avenue New York, NY 10179 | 212-622-5504 | Full Service |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | Sponsored Participant | 240 E. 35th Street #3A New York, NY 10016 | 646-360-0595 | Proprietary |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 600 West Chicago Avenue Suite 825 Chicago, IL 60654 | 312-930-9603 | Proprietary |
| KCG Americas, LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | Member | 545 Washington Boulevard Jersey City, NJ 07310 | 201-356-4232 | Agency |
| Keefe Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | Member | 787 7th Avenue New York, NY 10019 | 212-887-8965 | Agency |
| Lampert Capital Markets, Inc. | NA | 2/18/2014 | 2/26/2014 | NA | Member | 477 Madison Avenue Suite 230 New York, NY 10022 | (646) 367-4660 | Introducing Broker |
| Lampost Capital, LC | NA | NA | NA | 3/15/2016 | Member | 7777 W. Glades Road Suite 213 Boca Raton, FL 33434 | (561) 883-0454 | Proprietary and Public Customer Business |
| Latour Trading, LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 377 Broadway 10th Floor New York, NY 10013 | 917-388-8625 | Proprietary |
| Leerink Partners, LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 1 Federal Street 37th Floor Boston, MA 02110 | 800-808-7525 | Agency |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006 | 212-509-2300 | Agency |
| Lightspeed Trading, LLC | 8/18/2008 | 11/15/2010 | 5/19/2010 | 5/19/2010 | Member | 1001 Avenue of the Americas 16th Floor New York, NY 10018 | 646-393-4814 | Proprietary |
| Lime Brokerage, LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 625 Broadway 12th Floor New York, NY 10012 | 212-219-6086 | Agency |
| Liquidnet, Inc. | 9/1/2009 | 9/15/2010 | NA | NA | Member | 498 7th Avenue 12th Floor New York, NY 10018 | 646-660-8310 | Institutional |
| Macquarie Capital (USA), Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | Member | 125 West 55th Street Level 22 New York, NY 10019 | 212-231-2501 | Agency |
| Marathon Trading Group, LLC | 2/13/2015 | NA | NA | NA | Member | 100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087 | 610-254-4890 | Options Market Maker |
| Match-Point Securities, LLC | NA | NA | NA | 11/16/2015 | Member | 303 East 57th Street, 26L New York, NY 10022 | 917-359-5734 | Public Customer Business |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | Member | One Bryant Park NY1-100-06-01 New York, NY 10036 | 312-260-5601 | Clearing Firm |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | Member | One Bryant Park New York, NY 10036 | 212-449-6090 | Full Service |
| Mizuho Securities USA, Inc. | 6/1/2010 | 1/3/2011 | NA | NA | Member | 320 Park Avenue 12th Floor New York, NY 10022 | 212-209-9338 | Agency |
| MKM Partners, LLC | 8/3/2009 | NA | 5/14/2010 | 5/14/2010 | Member | 300 First Stamford Place 4th Floor East Wing Stamford, CT 06902 | 203-987-4005 | Agency |
| Monadnock Capital Management, LP | 5/15/2009 | NA | 5/26/2010 | 5/27/2010 | Member | 1845 Walnut Street Suite 940 Philadelphia, PA 19103 | 215-405-7280 | Proprietary / Market Maker |
| Moors & Cabot, Inc. | NA | 4/2/2012 | NA | NA | Member | 111 Devonshire Street Boston, MA 02109 | 617-314-0295 | Agency |
| Morgan Stanley & Co., LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | Member | 1585 Broadway New York, NY 10036 | 212-761-9324 | Full Service |
| NASDAQ Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | Member | One Liberty Plaza 165 Broadway New York, NY 10006 | 212-231-5177 | Exchange |
| National Financial Services, LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | Member | 200 Seaport Boulevard Boston, MA 02210 | 201-915-8264 | Retail / Agency |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | Member | 1001 Fourth Avenue Suite 3750 Seattle, WA 98154 | 212-417-3636 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | Member | 445 Park Avenue New York, NY 10022 | 212-371-8411 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | Worldwide Plaza 309 West 49th Street New York, NY 10019 | 212-667-9131 | Institutional |
| Northern Trust Securities, Inc. | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 50 South LaSalle Street Chicago, IL 60603 | 312-630-6045 | Market Maker |
| Northland Securities, Inc. | 12/15/2010 | 12/15/2010 | NA | NA | Member | 45 South 7th Street 20th Floor Minneapolis, MN 55402 | 612-851-5934 | Proprietary |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | Member | 314 West Superior Suite 200 Chicago, IL 60654 | 617-642-6120 | Proprietary |
| Olivetree Financial, LLC | NA | NA | 9/1/2016 | NA | Member | 2 Stamford Plaza 281 Tresser Blvd, Suite 501 Stamford, CT 06901 | 203-703-0000 | Agency Execution |
| Optiver US, LLC | 6/15/2009 | NA | NA | NA | Member | 130 East Randolph Street 13th Floor Chicago, IL 60601 | 312-821-9263 | Proprietary / Market Maker |
| OTA, LLC | 8/18/2008 | 10/7/2010 | NA | NA | Member | One Manhattanville Road Purchase, NY 10577 | 914-460-4071 | Institutional |
| OTR Global Trading, LLC | 12/15/2008 | NA | NA | NA | Member | One Manhattanville Road Purchase, NY 10577 | 914-460-4099 | Institutional |
| PEAK6 Capital Management, LLC | 8/1/2014 | NA | NA | 2/1/2016 | Member | 141 W. Jackson Blvd. Suite 500 Chicago, IL 60604 | 312-362-2357 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| PEAK6 Capital Management, LLC | 11/3/2008 | 7/15/2011 | NA | NA | Sponsored Participant | 141 W. Jackson Blvd. Suite 500 Chicago, IL 60604 | 312-362-2401 | Market Maker |
| Penserra Securities, LLC | 8/18/2008 | 10/6/2010 | NA | NA | Member | 140 Broadway 26th Floor New York, NY 10005 | 212-607-3190 | Agency |
| Pershing, LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | Member | One Pershing Place Jersey City, NJ 07399 | 201-413-2826 | Agency |
| Pictet Overseas, Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | Member | 1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5 | 514-350-6263 | Agency |
| Piper Jaffray & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | Member | 800 Nicollet Mall Minneapolis, MN 55402 | 612-303-2211 | Market Maker |
| Potamus Trading, LLC | 4/15/2013 | 4/15/2013 | 4/11/2013 | 4/11/2013 | Member | 2 Seaport Lane 5th Floor Boston, MA 02210 | 617-855-8721 | Proprietary / Market Maker |
| Princeton Alpha Management, LP | 12/1/2015 | 12/1/2015 | 12/1/2015 | 12/1/2015 | Sponsored Participant | 61 Princeton Hightstown Rd West Windsor, NJ 08550 | 609-269-9212 | Agency |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | Member | 287 Bowman Avenue 3rd Floor Purchase, NY 10577 | 212-896-2844 | Proprietary Trading |
| Quantex Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | Member | 70 Hudson Street Hoboken, NJ 07030 | 646-214-5608 | Clearing Firm |
| Quantlab Securities, LP | 8/18/2008 | 11/1/2010 | 5/26/2010 | 5/27/2010 | Member | 4200 Montrose Boulevard Suite 200 Houston, TX 77006 | 713-333-3704 | Proprietary |
| Rackson Asset Management, LLC | 10/1/2009 | NA | NA | NA | Sponsored Participant | 2000 Broadway Suite 22C New York, NY 10023 | 212-724-2567 | Proprietary |
| Rainier Investment Management, Inc. | 1/4/2010 | NA | NA | NA | Sponsored Participant | 601 Union Street Suite 2801 Seattle, WA 98101 | 206-518-6658 | Hedge Fund |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | Member | 3 World Financial Center 200 Vesey Street New York, NY 10281 | 612-373-1680 | Market Maker |
| RGM Securities, LLC | 8/3/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 221 West 6th Street Suite 2030 Austin, TX 78701 | 512-807-5302 | Proprietary |
| River Cross Securities, LLLP | 5/1/2009 | 10/5/2010 | 6/10/2010 | NA | Member | 401 City Avenue Suite 912 Bala Cynwyd, PA 19004 | 610-747-2333 | ATS |
| Robert W. Baird & Co., Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | Member | 777 East Wisconsin Avenue Milwaukee, WI 53202 | 414-765-3910 | Market Maker |
| Rosenblatt Securities, Inc. | 8/18/2008 | 10/6/2010 | 5/26/2010 | 5/27/2010 | Member | 20 Broad Street 26th Floor New York, NY 10005 | 212-943-5225 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | Member | 888 San Clemente Suite 150 Newport Beach, CA 92660 | 949-720-5708 | Market Maker |
| RW Pressprich & Co. | 2/17/2009 | 11/15/2010 | 6/2/2010 | 6/2/2010 | Member | 4521 Fifth Avenue New York, NY 10018 | 212-832-6254 | Agency |
| SAC Capital Advisors, LP | 10/23/2008 | NA | NA | NA | Sponsored Participant | 72 Cummings Point Road Stamford, CT 06902 | 203-890-2275 | Hedge Fund |
| Safra Securities, LLC | NA | NA | 5/26/2010 | 5/27/2010 | Member | 546 Fifth Avenue New York, NY 10036 | 212-704-5524 | Market Maker |
| SageTrader, LLC | 3/1/2016 | NA | NA | 6/1/2016 | Member | One Embarcadero Center Suite 1150 San Francisco, CA 94111 | 646-663-1084 | Public Customer Business |
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2996 | Institutional / Agency |
| Sanford C. Bernstein & Co. LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | Member | 1345 Ave of the Americas New York, NY 10105 | 212-823-2896 | Agency |
| Santander Investment Securities, Inc. | 4/15/2009 | 1/3/2011 | NA | NA | Member | 45 East 53rd Street New York, NY 10022 | 212-350-3659 | Institutional |
| Scotia Capital (USA), Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | Member | 1 Liberty Plaza 165 Broadway New York, NY 10006 | 212-225-6705 | Institutional |
| Scottrade, Inc. | 6/1/2010 | 11/15/2010 | 5/26/2010 | 5/27/2010 | Member | 12800 Corporate Hill Drive St. Louis, MO 63131 | 314-965-1555 x.6402 | Retail |
| Seven Points Capital, LLC | NA | NA | 5/14/2010 | NA | Member | 805 Third Avenue 15th Floor New York, NY 10022 | 212-760-0760 | Agency |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | Member | 245 Park Avenue New York, NY 10167 | 212-278-5232 | Proprietary |
| Silver Fern Investments, LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | NA | Member | 230 S. LaSalle Street Suite 4-100 Chicago, IL 60604 | 312-360-2440 | Proprietary |
| Spot Trading, LLC | 6/1/2012 | NA | 1/25/2013 | 1/25/2013 | Member | 440 South Lasalle Suite 2800 Chicago, IL 60605 | 312-362-4569 | Proprietary |
| Stifel Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | Member | 501 North Broadway St. Louis, MO 63102 | 410-454-4096 | Agency |
| Stock USA Execution Services, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | Member | 1717 Route 6 Suite 102 Carmel, NY 10542 | 845-531-2631 | Agency |
| Stuyvesant Trading Group, LLC | 8/15/2013 | NA | NA | NA | Member | 100 Wall Street Suite 604-A New York, NY 10005 | 212-433-7124 | Market Maker |
| Summit Securities Group, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | Member | 2 Rector Street 16th Floor New York, NY 10006 | 646-651-4380 | Proprietary |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Sumo Captial, LLC | 7/15/2013 | NA | NA | 10/15/2015 | Member | 440 S LaSalle Street Suite 2101 Chicago, IL 60605 | 212-433-7667 | Proprietary |
| Sun Trading, LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 100 South Wacker Suite 300 Chicago, IL 60606 | 312-924-4751 | Proprietary |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2999 | Institutional / Agency |
| Susquehanna Securities | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | Member | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2618 | Proprietary |
| Synergy Capital Management, LLC | 8/1/2016 | NA | NA | NA | Member | 141 W. Jackson Boulevard Suite 1350 Chicago, IL 60604 | 312-986-8869 | Market Maker |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | Member | 200 South 108th Avenue Omaha, NE 68154 | 402-970-5271 | Agency |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | Member | 535 Fifth Avenue 12th Floor New York, NY 10017 | 212-584-4628 | Agency |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | 7/1/2011 | 1/6/2015 | 1/6/2015 | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 610-971-5000 | Proprietary |
| Themis Trading, LLC | 8/18/2008 | 10/1/2010 | NA | NA | Member | 10 Town Square Suite 100 Chatham, NJ 07928 | 866-384-3647 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | Sponsored Participant | 2210 Encintas Boulevard Suite I Encintas, CA 92024 | 760-452-2451 | Proprietary |
| Timber Hill, LLC | 2/16/2010 | NA | NA | NA | Member | One Pickwick Plaza Suite 200 Greenwich, CT 06830 | 203-618-5806 | Market Maker |
| TMT East, LLC | 6/1/2015 | NA | NA | NA | Member | 440 South LaSalle Street Suite 1729 Chicago, IL 60605 | 917-834-8104 | Market Maker |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | Member | 1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116 | 816-285-6403 | Proprietary |
| TradeKing | 10/15/2009 | 11/15/2010 | NA | NA | Member | 888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301 | 561-271-9290 | Agency |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | Member | 8050 SW 10th Street Suite 2000 Plantation, FL 33324 | 954-652-7856 | Market Maker |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | Sponsored Participant | 377 Broadway 11th Floor New York, NY 10013 | 646-472-1792 | Proprietary |
| Tripoint Global Equities, LLC | 6/15/2011 | NA | NA | NA | Member | 130 West 42nd Street 10th Floor New York, NY 10036 | 917-512-0822 | Proprietary |
| Tudor Pickering Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | Member | 1111 Bagby Suite 4900 Houston, TX 77002 | 713-333-2976 | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | Member | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary |
| UBS Securities, LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | Member | 1285 Avenue of the Americas New York, NY 10019 | 203-719-3275 | Full Service |
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | Member | 275 Grove Street Suite 2-400 Newton, MA 02466 | 617-340-3041 | Proprietary |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | Member | 7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Financial BD, LLC | 11/17/2008 | 10/7/2010 | 5/27/2010 | 5/27/2010 | Member | 645 Madison Avenue 16th Floor New York, NY 10022 | 212-418-0118 | Proprietary |
| Virtu Financial Capital Markets, LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 307 Camp Craft Road West Lake Hills, TX 78746 | 310-651-9757 | Proprietary |
| Vision Financial Markets, LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | Member | 4 High Ridge Park Suite 100 Stamford, CT 06905 | 203-388-2675 | Retail |
| Volant Liquidity, LLC | 4/15/2011 | NA | 5/27/2010 | 5/27/2010 | Member | 7 World Trade Center Suite 3301 New York, NY 10007 | 646-484-3005 | Proprietary |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | Member | 17 Battery Place 11th Floor New York, NY 10004 | 212-232-5602 | Agency |
| Walleye Trading, LLC | 12/1/2008 | 11/12/2010 | NA | NA | Member | 2800 Niagara Lane North Plymouth, MN 55447 | 952-345-5226 | Market Maker |
| Wedbush Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | Member | 1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017 | 213-688-4575 | Market Maker |
| Weeden & Co, LP | 8/26/2008 | 10/19/2010 | NA | NA | Member | 145 Mason Street Greenwich, CT 06830 | 203-861-7600 | Full Service |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | N | One N. Jefferson St. Louis, MO 63103 | 314-875-4848 | Public Customer Business |
| Wells Fargo Prime Services, LLC | 10/23/2008 | 5/16/2011 | 5/26/2010 | 5/26/2010 | Member | 45 Fremont Street 30th Floor San Francisco, CA 94105 | 415-848-4056 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | Member | 550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202 | 212-214-6458 | Agency |
| Western International Securities, Inc. | 8/18/2008 | 11/15/2010 | NA | NA | Member | 70 South Lake Avenue 7th Floor Pasadena, CA 91101 | 626-710-3110 | Market Maker |
| Williams Trading, LLC | 10/23/2008 | NA | NA | NA | Member | 450 Post Road East Suite 120 Westport, CT 06880 | 203-353-7635 | Agency |
| Wolverine Execution Services LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | Member | 175 West Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-3736 | Market Maker |
| Wolverine Trading, LLC | 10/3/2011 | NA | NA | 10/1/2015 | Member | 175 West Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-3753 | Proprietary / Market Maker |
| Xambala Capital, LLC | 2/15/2012 | 2/15/2012 | 2/17/2012 | 2/17/2012 | Member | 640 W. California Avenue Suite 220 Sunnyvale, CA 94086 | 408-990-1942 | Proprietary |